STATE STREET RESEARCH FINANCIAL TRUST
                              One Financial Center
                        Boston, Massachusetts 02111-2690

                                              Date: December 12, 1999

State Street Research Investment Services, Inc.
One Financial Center
Boston, MA   02111-2690

Ladies and Gentlemen:

      This letter is to confirm to you that the Rule 12b-1 Plan (the "Plan") adopted by State Street Research Financial Trust (the "Trust") and dated as of November 27, 1998, (initially relating to State Street Research IntelliQuant
Portfolios: Small-Cap Value) shall apply to State Street Research Health Sciences Fund (the "Fund") as a "Series" thereunder and under the terms set forth in the then current prospectus and statement of additional information of the Fund, as from time to time amended. No approval of the Plan in respect of the Fund shall be required on behalf of any initial public shareholders, provided that prior to any initial public offering, no Fund shares are sold to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund, or affiliated persons of such promoters.

      Service Fees. The Trust shall pay the Distributor a service fee at the end of each month at the annual rate of 0.25% of average daily net assets attributable to the Class A, Class B(1), Class B and Class C Shares of the Fund to compensate the Distributor and any securities firms or other third parties who render personal services to and/or maintain shareholder accounts for the shareholders of the respective Class.

      Distribution Fees. The Trust shall pay the Distributor a distribution fee under the Plan at the end of each month at the annual rate of (i) up to 0.15% of the average daily net assets attributable to the Class A Shares, and (ii) 0.75% of the average daily net assets attributable to the Class B(1), Class B and Class C Shares of the Fund to compensate the Distributor for services provided and expenses incurred by it in connection with sales, promotional and marketing activities relating to the respective class.

      The term "State Street Research Financial Trust" means and refers to the Trustees from time to time serving under the Master Trust Agreement ("Master Trust Agreement") of the Trust dated June 1, 1993 as the same may subsequently thereto have been , or subsequently hereto may be, amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, assistant officers, agents or employees of the Trust as individuals or personally, but shall bind only the trust property of the Trust, as provided in the Master Trust Agreement of the Trust. This Agreement has been authorized by the Trustees of the Trust and signed by a duly authorized officer or assistant officer of the Trust, acting as such,
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and neither such authorization nor such execution shall be deemed to have been made individually or to impose any personal liability, but shall bind only the trust property of the Trust as provided in its Master Trust Agreement. The Master Trust Agreement of the Trust provides, and it is expressly agreed, that each Fund of the Trust shall be solely and exclusively responsible for the payment of its debts, liabilities and obligations, and that no other fund shall be responsible for the same.

      Please indicate your acceptance of the above in accordance with the terms of the Plan by signing this letter as indicated below. This letter shall constitute an addendum to the Plan.

                                       STATE STREET RESEARCH
                                        FINANCIAL TRUST


                                       By: /s/ Gerard P. Maus
                                           -----------------------------------

ACCEPTED AND AGREED TO:

STATE STREET RESEARCH
  INVESTMENT SERVICES, INC.;


By: /s/ C. Troy Shaver, Jr.
    ---------------------------